(Excerpt Translation)


                                                                January 19, 2007
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in December 2006 (the "Current Month").

1.  Summary

    Number of listed shares as of the end of
    the preceding month                                    3,609,997,492 shares

    Total number of shares changed during
    the Current Month                                                  0 shares

    (out of which, as a result of exercise
    of stock acquisition rights)                                      (0 shares)

    (out of which, as a result of other
    reasons)                                                          (0 shares)

    Number of listed shares as of the end of
    the Current Month                                       3,609,997,492 shares

2.   Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered
    during the Current Month                                       14,500 shares

    (out of which, number of newly
    issued shares)                                                    (0 shares)

    (out of which, number of shares
    transferred from treasury shares)                            (14,500 shares)

(2)  Exercise price

    Aggregate exercise price during the
    Current Month                                                 JPY 42,891,000

    (out of which, aggregate amount of newly
    issued shares)                                                       (JPY 0)

    (out of which, aggregate amount of
    shares transferred from treasury shares)                    (JPY 42,891,000)


3.   Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered
     during the Current Month                                      22,800 shares

     (out of which, number of
      newly issued shares)                                            (0 shares)

     (out of which, number of
      shares transferred from treasury shares)                   (22,800 shares)

(2) Exercise price

    Aggregate exercise price during
    the Current Month                                             JPY 71,044,800

    (out of which, aggregate amount
     of newly issued shares)                                             (JPY 0)

    (out of which, aggregate amount of
    shares transferred from treasury shares)                    (JPY 71,044,800)

4.   Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

Total number of shares delivered during the
Current Month 118,700 shares (out of which, number
of newly issued shares)                                               (0 shares)

(out of which, number of shares transferred from
treasury shares)                                                (118,700 shares)

(2)  Exercise price

Aggregate exercise price during the
Current Month                                                    JPY 539,016,700

(out of which, aggregate amount of newly
issued shares)                                                           (JPY 0)

(out of which, aggregate amount of
shares transferred from treasury shares)                       (JPY 539,016,700)